Filed by Teladoc Health, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Livongo Health, Inc.

Commission File No. 001-38983

Date: August 11, 2020

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between Teladoc Health, Inc. (“Teladoc”) and Livongo Health, Inc. (“Livongo”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding Teladoc’s and Livongo’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of Teladoc’s and Livongo’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite Teladoc and Livongo stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals (including anticipated tax treatment) are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against Teladoc, Livongo or their respective directors; the effects of disruption to Teladoc’s or Livongo’s respective businesses; restrictions during the pendency of the potential transaction that may impact Teladoc’s or Livongo’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on Teladoc’s or Livongo’s stock prices; transaction costs; Teladoc’s ability to achieve the benefits from the proposed transaction; Teladoc’s ability to effectively integrate acquired operations into its own operations; the ability of Teladoc or Livongo to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of Teladoc’s or Livongo’s control (including public health crises, such as pandemics and epidemics); changes in laws and regulations applicable to Teladoc’s business model; changes in market conditions and receptivity to Teladoc’s services and offerings; results of litigation; the loss of one or more key clients of Teladoc (including potential adverse reactions or changes to business relationships resulting from the announcement or completion of the potential transaction); changes to Teladoc’s abilities to recruit and retain qualified providers into its network; the impact of the COVID-19 pandemic on the parties’ business and general economic conditions; risks regarding Livongo’s ability to retain clients and sell additional solutions to new and existing clients; Livongo’s ability to attract and enroll new members; the growth and success of Livongo’s partners and reseller relationships; Livongo’s ability to estimate the size of its target market; uncertainty in the healthcare regulatory environment; and the factors set forth under the heading “Risk Factors” of Teladoc’s Annual Report and Livongo’s Annual Report, in each case on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither Teladoc nor Livongo assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, Teladoc expects to file a registration statement on Form S-4 with the SEC containing a preliminary prospectus of Teladoc that also constitutes a preliminary proxy statement of each of Teladoc and Livongo. After the registration statement is declared effective, each of Teladoc and Livongo will mail a definitive joint proxy statement/prospectus to stockholders of Teladoc and Livongo, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that Teladoc or Livongo may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF TELADOC AND LIVONGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Teladoc or Livongo through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Teladoc will be available free of charge on Teladoc’s website at https://ir.teladochealth.com and copies of the documents filed with the SEC by Livongo will be available free of charge on Livongo’s website at https://ir.livongo.com/. Additionally, copies may be obtained by contacting the investor relations departments of Teladoc or Livongo.

Teladoc and Livongo and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of Teladoc is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 14, 2020. Information about the directors and executive officers of Livongo is set forth in its Annual Report on Form 10-K for the year ended December 31, 2019, which was filed with the SEC on March 24, 2020, and its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 6, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “Teladoc” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to Teladoc Health, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.

The following is a transcript of a communication made to employees of Teladoc Health, Inc. on August 10, 2020.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

TELADOC INTERNAL

August 10, 2020

10:00 am CT

Jason Gorevic:	Welcome to the town hall. I tried to take myself off mute so you can actually hear me. We’re really excited this morning to be able to talk to you about the next step forward in the Teladoc Health journey, as we continue to evolve, and change the face of healthcare.

And we have the opportunity to do that with an incredible company in partnership and coming together with really a history making merger of two leaders in healthcare, but we're not the only ones who are really excited about this.

There are fans of both companies out there who are rooting for us and super excited. So I think maybe we should start by hearing from one of those. Can we roll the video?

((VIDEO))

Jim Cramer:	We don’t see this happen. A company Teladoc, the stock’s up 200% year. Livongo another company up 470% this year. This is the real market people. They are agreeing to merge this morning in a deal valued at $18.5 billion.

One of the most exciting deals if you've been following that the legitimacy of telemedicine and also the ability of being able to take control of your own healthcare, which is what Livongo does. We are so thrilled to have Jason Vic, who runs Teladoc and will be running the combined company, along with Livongo’s Chairman, Glen Tullman, joining us now.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

Gentlemen, congratulations on a blockbuster merger that could not have been done, unfortunately, without the pandemic, but it's going to rule. I want to start with you, Jason, you be running the combined company. I was looking at Eric Topol’s book, “The Patient Will See You Now”, and he predicted that there would be this company that would be the Uber of healthcare, and it was named Teladoc and you had done 120,000 consults in 2014. How many consults have you done, now? How big are you and how pervasive you are both here and worldwide?

Jason Gorevic:	Well, our guidance for the year is about 10 million virtual visits this year, but we're just scratching the surface and bringing together these two companies is the next step in creating a paradigm shift in what people can get from virtual care, regardless of what their clinical condition is.

And I think it really has the opportunity to be that destination for consumers, no matter what they're looking for in healthcare.

Glen Tullman:	This was an opportunity to connect with a company that they had a shared vision. And as Jason talked about this idea of having one stop.

Now, this merger creates the global leader in consumer centric virtual care, and neither of us can do that alone.

Jim Cramer:	Teladoc is the defacto king of telemedicine. It now has 70 million users and it's growing like wheat. Livongo is a digital life coach for people with chronic conditions, especially diabetes, which is a huge risk factor for COVID.

That's why the stock is up more than 400% for the year. Now there's only about 25% overlap between these two companies. So the cross-selling opportunities for the combined entity could be mixed. I think the merger is brilliant. These are two great tastes that taste great together like Reese’s says.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

Jason Gorevic:	So I don't know that I would have described it as a Reese's Peanut Butter Cup, but you know, I'll take it. It's two great tastes that taste great together. And, and as Jim said, I mean this, this is really, I think, a brilliant move for both organizations.

And more importantly, it's going to make a massive impact for health care consumers, all of our members and a big impact on the health care system.

((END VIDEO))

Jason Gorevic:	So today, we're going to walk through a little bit about the two companies and how they come together. We have the great pleasure of getting to hear from Livongo’s President, Jenny Schneider who is just an amazing leader and has broken new ground throughout healthcare, but especially as it comes to improving the lives of people who are living with chronic illnesses.

I'll come back talk a little bit about the vision for the combined organization. You'll hear from (Mala) talk about some of the advantages and the respective and complimentary capabilities. And then we'll go to a little bit of a Q&A panel.

So (Chris), if we'll, if we'll move forward in the slides. You know, we try to always start with a patient story. And we're going to do it a little differently, today. We’re not going to roll a video of one of our members, but rather try to give just a little bit of a picture for what the combined organization can do for our members.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

So what you're going to see here is a journey that starts with an annual checkup and by reviewing someone's labs and someone's vitals, we're going to learn and come to their conclusion that Claire is suffering from some high blood pressure.

And so we're going to work to get her the resources and tools that she needs in order to best manage that condition. And that includes a Livongo blood pressure cuff and monitor that's connected via cellular, she doesn't have to pair it with anything.

And really importantly, it sits on top of this incredibly rich trove of data and data science that drives health nudges, so to speak, that help her to live a healthier life.

But it's also surrounded by the Teladoc health team of care professionals. So a doctor can prescribe hypertension medication for her and when she has an interaction later in the year around a sinus infection. That doctor knows what her blood pressure situation is, what medication she's on, and how that's going to interact with over the counter medications to treat that sinus infection.

And we're going to bring forth a team of resources like a registered dietitian and a therapist to help her manage her stress, but also digital assets that come from Livongo to help her with mindfulness and stress management, and, and cognitive behavioral therapy, all in a digital framework that makes the whole system work harder for her.

So if you think about the power of the data and the combined organization, it really changes the face of how we can deliver care and take care of our members like Claire even better.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

So, moving on, I just don't want - I don't want to take up too much time because I really want to get to Jenny. I think we have the opportunity to truly set a new standard and give the consumer the opportunity to raise their expectations for what they get from the healthcare system. And together I think we're really going to do that.

So with that, it's my pleasure to introduce Jenny Schneider. She's an internist. She is a master's in health data science. She's also a competitive triathlete, and just a great leader as the president of Livongo. So I'm going to turn it over to Jenny.

Jenny Schneider:	Thank you so much, Jason, and I’m excited to get to be in part with all of you. My job and role today is to get to describe Livongo and share some of Livongo, with you. I know we have a bunch of great questions and so we’ll make sure that we have some time to do that at the end.

I'm actually going to start with a video we like you are very, very member focused and we start all of our town halls focusing on our members and so we wanted to share some of that with you today.

((VIDEO))

Man:	It was a shock to me to find out that I had diabetes.

Man:	When you find out you have a chronic illness. It's something that you can't get away from.

Man:	People with chronic conditions aspire to live their life in the same way that those who don't have chronic conditions live their life.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

Man:	It's not where you're managing to feel great. You're just trying to manage to feel normal.

Man:	I went to the doctor and it's like, well, if you don't change something in five years, things are going to start shutting down. Your body is going to die.

Woman:	I was diagnosed with Type 1 Diabetes when I was 12. I never heard of diabetes before. I had no idea what it was. The thing that actually made me the most scared in the whole process was watching my dad for the first-time cry.

Man:	I received a phone call. They told me that my son was diagnosed with Type 1 Diabetes. I knew what Type 1 Diabetes was. I knew it was bad. I knew there wasn't a cure for it and he looked up at me and he said, “Dad, can we fix this?”

And at the time, I took a deep breath and I did what probably most fathers or mothers would do and I said, “Yes, we can and at that point my life changed.

Glen Tullman:	My name is Glen Tullman. I’m the Executive Chairman and founder of Livongo and we empower people with chronic conditions sleep better and live healthier lives.

((END VIDEO))

Jenny Schneider:	So Livongo is really formed with a single idea around empowering people with chronic conditions to live better and healthier lives. And the way that we've gone about doing that is really by collecting data in the ecosystem by making that data collection incredibly easy.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

All of our devices are cellular enabled. So all you have to do is step on the scale, use a blood pressure cuff or check your blood glucose. We then take that into a data science field and are able to actually understand each individual and uniquely make suggestions or nudges to encourage behavior change.

When we think about our value proposition, we really think about three important things. The first is do our members love us, not like us, but love us. The second is are we improving clinical outcomes? And the third is are we saving our clients’ money? Next slide, (Chris).

Like you, we've built an incredibly diverse and talented team. Our DNA comes from healthcare, it comes from consumer. We have a lot of focus around the individual member and so things like understanding what people like and how to influence their portfolio.

This is just a sampling of some of the people that you'll get to meet as we get our two organizations together. Next slide.

We today have four products in market. We started with Livongo for diabetes, and in many ways, that's our flagship product. We then built Livongo for hypertension, and we've purchased two companies along the way that have been blended in and developed into our own data stack that is Livongo for behavioral health, and Livongo for weight management and prediabetes. Next slide.

Very similar to you, we have a complex ecosystem and how we play in that in the healthcare ecosystem. Today, as we go to market, we maintain relationships consistently with the member, we always have a direct relationship with the member.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

But our go to market sales is through a number of direct contracts as well as partners in the ecosystem such as pharmacy benefits manager, health plans, and other partners such as benefits consultants. Next slide.

Today, we have greater than 1, 300 clients. Our client retention is 96% and greater, and we have integrations and partnerships with health plans and PBM. And as we'll talk about later, there's really a lot of excitement between the two organizations and the green fill that plays where there's very little overlap in our current clients to date. Next slide.

Really, the underlying platform is something that we call our AI Engine and this really is consists of four discrete pillars. The first A is for aggregate, this is collecting the data in the ecosystem. So it's our cellular connected devices, its medical claims, its pharmacy claims, we then interpret that data and this I'd like to say is our data scientists next to our clinicians next to our behavioral economists.

We then apply that data directly back to the individual we call the member to influence their life and so that's using the words that resonate with them, the health recommendation that's top of mind or most important, and the medium where they most want to receive that whether that be through their smartwatch, their phone, a phone call, and then we get smarter.

You have heard Teladoc talk about the flywheel and we very much talked about the flywheels. There are hundreds of thousands of members help our engine get smarter every day. Next slide, please.

And really, at the end of the day, what we're measuring is those three key pillars. One is satisfaction. Do our members love us? And we have an average net promoter score in the mid-60s. We deliver clinical outcomes sustained and published results.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

Hemoglobin A1C improvement, it meets and exceeds the American Diabetes Association. Blood pressure reduction equivalent to starting a brand new medication. We reduce and maintain weight loss and see improvements in depression and anxiety severity scales.

And last but not least for our clients, is a financial return on investment. As we mentioned in our last earnings report, we've done over we've done over hundreds of return on investment analyses and 99% of those are positive for year one, and 100% of those are positive for years two and year three. Next slide.

I want to start to spend a little bit of time talking about our values and then share a video. So we have our value system, we call it the propel value, and really starts the first P is people. We have a big emphasis on our members and on our employees.

This video will give a little sampling into the culture that the Livongo employees come from that we've worked hard to create. And we're very proud of. (Chris), go ahead and play the video.

((VIDEO))

Man:	Your first day at Livongo could be here or maybe even here. Whatever your office may look like, just be yourself. Take some notes, and don't be afraid to stand down.

Man:	We really all are like family here.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

Woman:	Livongo’s culture is deeply human. It's invigorating. It's contagious, fun, collaborative.

Man:	We're all friends here. So get connected and learn what we're all about.

Man:	Making people healthier and happier and living better lives is tha tall about patients eating healthier and healthier and living better lives is that North Star for everyone. (Unintelligible) We don’t hold back. We give our jobs our all. And we do amazing things to help our members. Diversity is just literally everything, all of those perspectives, experiences, and backgrounds. It'll help us understand our members better. Together, we’re changing lives. You’re helping someone get healthier and stay healthier. So they can live better today and every day. And we want you to be a part of this. All of this. Livongo is not a place you like to work, it is a place that you love to work. Come here if you want to make a difference. Livongo, powered by technology, guided by humanity.

((END VIDEO))

Jenny Schneider:	So thank you so much for the time to get to interviewing Livongo. I look forward to answering some of the questions. And with that I’ll hand it over either to Mala or to Jason. To Jason.

Jason Gorevic:	I think I got it. Thanks, Jenny, that was awesome. I’m so glad that you, uh, introduced us to the culture in that way. It’s one of those things that we were immediately attracted to and felt like there was this incredibly strong combination, and I think that video really brings it to life. And helps our team all around the world - and I’m told we have almost 1200 people logged in right now - so I think it really helps to bring it to life and create that beginning of that connection even when we’re in a virtual environment like that. So, thank you.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

And I think if you think about the importance of that culture, and how we live those very similar values, it also focuses on what our vision is. The vision of delivering - I frequently say, the full credit answer - and that I includes primary care, it includes quality specialty care, it includes virtual center of excellence programs. And we are uniquely positioned at the intersection of those, and this really gives us the opportunity to amplify that dramatically.

I think that the combination of these two amazing leaders is a true force multiplier. So, (Chris), if you move to the next slide, I want to go through just a little bit deeper into how that comes to life, and why this combination is so powerful. You know, we talk a lot about being the leader, and being the destination for the consumer, regardless of what their clinical need is. And regardless of where they are. From the hospital bed to the bed at home, from, you know, in the home to on the go.

And I think you’ll see from this that you can only do that if you cover the acute, the chronic, and the complex. But it’s not just, sort of, Livongo fills in the chronic capability, it’s that that AIAI Engine and the underlying data science will make all parts of this work harder. And we have the opportunity to take the Livongo leading capabilities into different markets, like the hospice health system market, like the international markets.

And I think there’s an opportunity to expand the, the scope of where Teladoc Health delivers its products. You know, as you heard Jenny say, they’ve worked a lot with Pharmacy Benefit Management Companies, which we haven’t done in the past. So there’s a tremendous amount of opportunity here. (Chris), if you’ll advance, we’ll keep going.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

I think it is really important to understand that in order to take care of the consumer, the member, we have to do that in a way that is truly whole-person care. And I think you’ll hopefully see from the videos that Jenny showed, from the capabilities she talked about, how their set of capabilities combined with ours, really creates that whole-person model that enables us to really redefine the healthcare landscape, and what virtual care can do for the consumer.

And then, (Chris), let’s keep going. You know, we’ve talked a lot about virtual primary care. And virtual primary care has some key elements. In order to be able to deliver virtual primary care, and truly reimagine primary care - not just virtualize what exists - it requires all of these elements. And the opportunity to be able to collect data about the consumer’s health and their behaviors and they’re wellbeing is a really critical component of that. Because having that data will make each interaction a richer experience that delivers better insights and better care for the consumer.

So that AIAI Engine has the opportunity not only to create digital health nudges, but also to inform physicians and therapists and nutritionists, registered dieticians, who are interacting with the consumer regardless of what that consumer is sort of reaching out to us for. And it’ll allow us to do that proactively as well. So you can see as these things come together - as these unique capabilities come together - how we have the opportunity to deliver something that is meaningfully better and meaningfully different than has ever been created for the consumer before in a physical environment. Because we can use technology and a virtual delivery model in order to do that.

(Chris), one more for me. And then, lastly, it has the opportunity to really deliver the right level of care, the right intervention, and the right, sort of, methodology of delivering care for the consumer, depending on what the needs are in that moment. And we talk about a step-function or a step, stepped care model that uses technology to its fullest extent to create greater scalability, to create.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

You know, Livongo talks a lot about a one to many relationship as opposed to a one to one relationship. And you need the data and true personalization in order to do that at scale in a way that is consumer friendly. And, you know, you heard Jenny talk about mid-60s net promoter scores, those are things that the two companies share, and I think we have the opportunity to even improve that as we bring them together. And bring the entire spectrum, of this stepped-care model to the consumer, depending on what their needs are.

So with that, in case you haven’t, you can’t feel the level of excitement, I’m going to hand it to Mala who is at least as excited as I am about this combination. Mala.

Mala:	Thank you, Jason. Good morning. Good afternoon. Good evening. Wherever you are. I’m excited. I’m also sleepless. But I’m more excited than sleepless. So Jenny had introduced all of you, all of us to Livongo, Jason talked about the vision, what I wanted to spend a little bit of time on is to talk to you about why this union - this merger - is so complimentary. And what we are excited about in terms of the unlocked in (unintelligible).

So as Jason said, this merger - this union- is a combination of highly complementary leaders in virtual care. And chronic condition management uniquely positions us to unlock that full potential of virtual care. So why are we highly complementary? What do we bring? What does Livongo bring? To this marriage, if you will.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

So we bring to this transaction, our global distribution footprint. We have often talked about our leadership, every channel that we participate in. And the fact that we have access to 70 million people. We’ve talked about our unique surround sound marketing, and our provider network. Those are assets, those are capabilities, those are strategic notes that we bring to this merger. Livongo brings their unique data science abilities. Jenny talked about that. You know, they have a technology platform that combines smart cloud connected devices, and that along with the data science, delivers meaningful health insights and behavior change.

That is one of many, many things that they bring to the table. I’ll talk about the culture in a little bit. But one thing that as we talked about, as we talked to the leadership team ahead of announcing the transaction, that was very clear, was - to me at least - the mission driven organization that they are very similar to us. And if you look at the words that are in the video that Jenny wrote. Hopefully it is as clear to you all as it was to me, the words that they use are literally the same words that I heard in my first several days at Teladoc Health a few years ago.

And, you know, it is about both companies passionate to make a meaningful difference in people’s lives. And a lot of the fact that, you know, in the video they talked about how they want members not just to like them, but love them. Sound familiar to you? It certainly sounds very familiar to me. I like the way they talked about being a fun and collaborative culture. I like the fact that they talk about giving everything to their job. Again, things that so resonated with me, as we talked to them.

(Chris), you wanted to go to the next slide? So how does this amplify and accelerate our growth strategy? I think that it’s, you know, you can see some of the many ways that we thought about how this would accelerate our growth strategies. But really it’s a significant opportunity to drive (unintelligible) into our existing customers and channels. We talked about the 70 million people opportunity. It’s a potent addition, we believe, to our virtual primary care strategy.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

We’ve talked a lot about that, and we must and will make progress on that. It certainly broadens our role in health care delivery. Think of the use cases where members engage with us, and we can now leverage Livongo’s products and services. So there are, it’s a way for us to broaden our presence, our relevance, in the broader health care system. So that sort of the many ways that we have thought about how we can accelerate our growth strategies.

And at the end of the day, it all boils down to one thing. It is about expanding access points and modalities. You know, the, with the acquisition of In Touch Health - which, by the way, we just closed, probably, like, a minute ago - and now with Livongo. We’ve had a busy year, but boy, what an exciting year for us to increase our presence and relevance in the broader healthcare system.

If you go to the next slide, (Chris), so why chronic care management? You know, why does that matter? Well, if you look at the numbers at the bottom of the slide, I think that tells us everything of why this is so important for us to broaden our relevance. But the Livongo Leadership Team often talks about the statistics as one out of every two Americans has a chronic care condition, or 40% of Americans have more than one chronic care condition. 90% of US Healthcare Spend is really spent around chronic care conditions.

So chronic, treating chronic care conditions really does make a meaningful difference to changing people’s lives, and reducing healthcare systems costs. What does, why Livongo? What does that bring to us? Well, as Jason talked about, it is an opportunity to bring two leaders together. Livongo is an undisputed leader in that space, and really as we thought about the combination, it was an opportunity to bring us, a leader, and them, a leader, together to really create something that is so much of a frontrunner in the, for, to provide virtual care.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

The other thing I would also say is if I think about how Livongo has performed in the last few years. They are as much of a high-growth company, as we are. If you look at their latest quarterly results that they announced last week - and, by the way, we announced a week prior to that - we grew a revenue of 85%, they grew revenue 125%. We are expanding our profit margins, they are expanding their profit margins. Our gross margins are in the mid-60s, their gross margins are in the mid-70s. So, if you think about the momentum of the two companies that we are bringing together, that also (unintelligible) the two companies that we are bringing together. That also is something that I would say is very unique (unintelligible) very hard to get, if you will, and that's another reason why I am so excited about this combination.

And, of course, you know, I've talked about the culture as well. So finally, (Pres), if you go to the next slide, what will all of this bring in terms of wrote unlock?

And here's what I would say: First, this combination, this merger, this union, is really all about driving topline growth and momentum. It is relatively unique amongst mergers and that many mergers are cost-efficiencies and there will be some efficiencies and costs, but it is primarily about revenue unlock and accelerating our momentum.

And you can see the many ways that we have thought about unlocking that growth and I will also tell you there are many other ways that we have sort of still yet to quantify, but we are already beginning to think about how we can do it working together with the Livongo team.

So there's lot of work for us to do, but this is, as I always say, there's bad busy and good busy. This is good busy work in my view. So with that, let me turn it over to (Michelle).

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

(Michelle):	All right. Hello, everyone. Good morning, afternoon, evening. I'm excited to be here. I'm going to try to facilitate the panel with the - all my illustrious guests here and what we did was we tried to figure out what are some of the questions that might be on your mind and then I also got some help from the various operating committee members and they were telling me what's on your minds.

So hopefully if one person has a question, many do. So let's start. (Mala), I'm going to start with the first question for you and Jason, you may want to chime in on it as well, but I noticed that the language this time was different and we are using the word, "merger," not "acquisition."

Can you talk about that? What does that mean?

(Mala):	Yes, thanks, (Michelle). You know, what it means is this is the bringing together, like I said, of two leaders, right? This is coming together off two leaders who I would say are both very high growth.

Both are front-runners, clear, undisputed leaders in their space. This is the coming together of people - of two companies that have very complimentary assets and capabilities that if we are smart and we intend to be very smart, we would leverage each other's capabilities and actually respect each other's assets and capabilities.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

These are two companies that have great leadership bench and, again, you know, it is the combination of those two in my view that will define us going forward, you know?

We talk about creating a new standard of health care. It is all of those things coming together that will create the new standard of health care. So in my view, (Michelle), that is why it is a merger.

I talk about it as a merger, a union, a marriage, but it is not a table work. It is not, you know, the traditional acquisition.

(Michelle):	Great. Thank you. Jason, I don't know if you have anything else to add onto that?

Jason Gorevic:	Yes, just a couple of things. One, I think as we talked about, the complimentary capabilities are going to make everything work harder on both sides. It's truly the sort of one-plus-one equals five or six in this case, and I think it is a merger and we won't achieve that if we don't treat it that way, right?

We won't achieve that if we're not incredibly respectful in recognizing of the complimentary assets and capabilities and people in order to work together to achieve that goal.

The other thing, you know, this is of a massively different scale than anything we've done before, right? It - $18-1/2 billion in a public company that's doing over 350 million in revenue this year, you know, that's a different scale and a different level than we've ever done before and I think we would be foolish and - to not acknowledge that and the success that the Livongo team has had and the true complimentary nature of the organizations.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

And so, you know, this is the opportunity for us both to get better by working together and merging the companies.

(Michelle):	Great. Thanks. Jason, the next one is for you. How do you envision the two organizations coming together? Is Livongo going to be a standalone entity or how are you thinking about that?

Jason Gorevic:	Well, just like I think we have to merge the companies, I think we have to merge the capabilities, create one team focused on the member on delivering an integrated whole person singular consumer experience that brings all of our capabilities, clinical assets and knowledge together to, you know, really make an impact for our members in the health care system.

And so I think we wouldn't achieve that if we sort of hold things at arm's length and create siloes around the organization. I think that's a way to not unlock the true full potential that (Mala) talked about.

So, you know, we're working hard to make sure that we plan and thoughtfully and create organizational structures and integration plans that really enable us to deliver on that promise and that has to be done as one company.

(Michelle):	Right. Great. Thank you. Thanks, Jason. Jenny, this next one is for you. It's really neat to say, and as we've all talked about our employee basis, very, very focused on the members like you all are as well and it's great to see how Livongo can positively influence health outcomes to the members.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

You talked a little bit about that positive for year one and year two, but can you just talk a little bit more about it? What are the health outcomes and how do you all measure them?

Jenny Schneider:	Sure. I think it's a great question. Thank you, (Michelle), and whoever asked that question as well. So the - one of the beautiful things about what Livongo's created is we're capturing real-time biometrics.

We're capturing real-time blood glucose values and real-time (unintelligible) real-time blood pressure. And because of that, we can actually see where somebody starts and how they progress.

And so we've actually been able to very hard core capture A1C improvements as an average blood glucose, overall blood pressure, both systolic and diastolic, weight and then we do some survey scores for our members whom are on our behavioral health suite of products.

And through that, we've been able to identify I - maybe buzz through results, but the results are meaningful. And so they're published academic longitude now over three years where we've been able to show blood glucose improvements, blood pressure improvements, weight and depression and anxiety.

And so we're really excited about our ability to capture those and our ability to document that in a validated state and fashion.

(Michelle):	Great. Thank you. Thank you. (Mala), the next one is for you. While I'm pretty excited about this deal and I see that lots of others are too, (Kramer), et cetera, but I'm confused on the market reaction.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

What is up with the stock prices?

(Mala):	I've been staring at my stock price chart for the entire morning. So yes, here's what I would say: If I worried about the stock price every moment every day I literally wouldn't go to sleep at all.

We have to put it in the context of a couple of things. One is we have had an enormous run-up in stock price this year, right? And I think in December, if I recall, prior to us announcing the InTouch we were in the range of $85, right?

So in July, we were where we are right now. So the stock has run up a lot this year. It has also run up a lot in the past month.

So let's keep that in context. The other thing is it is very, very typical that when there is a merger, when it is a company that announces the merger typically will see their stock price drop and it is essentially merger arbitragers who are getting into the game trying to lock and process. It's sort of a bit of a trading game that they are playing and that will always create pressure on the stock of the company that is acquiring it.

So I am absolutely not worried about it. I think it is our job to just continue to communicate the benefits of the merger, the vision and the strategy and quite frankly, it is absolutely our job to integrate and deliver and execute on what we have promised. If we do that, everything else will also be fine.

(Michelle):	Excellent. Excellent. Jason, the next one's for you. You had mentioned that there's opportunity with the hospitals and health systems business. Can you just elaborate a little bit more on that? Do they do hospitals and health systems? Where do we take this?

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

Jason Gorevic:	Yes. So Livongo has over a hundred hospitals as clients mostly for their own employee populations, which I think is quite an endorsement given the fact that hospitals are large employers and in that business of delivering health care they're hiring Livongo to take care of their own employees.

What they haven't done is taken the next step to work with the hospitals on the hospital's patient populations and I think in order to do that it's really important to work with the health plans and the hospitals to create the right alignment and the right reimbursement for that.

And I think we have the opportunity with our tremendous footprint among hospitals now in 60 of the top 100 hospitals in the country to be able to bring that to bear for their populations for the big integrated delivery networks who are more and more taking financial risk to bring them these capabilities and work between the payer and the hospital systems to deliver this capability so they can better take care of their members or their patients who are chronically ill and do it in a more cost-effective way.

So I'm really excited about being able to do that and combine the Livongo technology with the InTouch technology to be able to deliver better health care for our client/patient populations.

(Michelle):	Great. Thank you. The next one, Jenny, maybe we start with you and then I don't know if Jason and (Mala) may want to chime in as well. You've all talked -- which is fantastic -- about the similarities in the culture and I like (Mala) was excited. We actually used, like, the same exact words when we describe our cultures. So that was fantastic.

But I'm wondering if are there any areas where you've seen differences in the culture so far? Anything that you would highlight there?

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

Jenny Schneider:	Yes, that's a great question and I'm going to start again with the shared idea and idealism of where we're taking this next step to revolutionize the delivery of health care is unparallel.

And so that is a huge common ground and we're going to collectively trade something that is novel in the ecosystem. And so that's a very exciting place. That is huge.

If you think about any nation, any country, right, if you go to different parts, northeast, southwest, they sometimes have different dialects. They sometimes have different jokes or different words that they use.

So I am sure that we will experience a number of those differences and subtleties, but under that shared umbrella, we're really in a great spot. In fact, the differences and the subtleties will help make us better because what we're doing is servicing broadly internationally people for health and care and it's only through understanding that and creating that culture internally that we'll be able to offer and deliver what we need to to be successful at scale.

(Michelle):	Great. Great. I don't know if Jason or (Mala), anything that you would add on that different?

Jason Gorevic:	I think Jenny said it incredibly well. I think there will always be some work to make sure that we're talking exact - incredibly well. I think there will always be some work to make sure that we’re talking exactly the same language but underlying. And we saw this at the leadership level in many, many late night Zoom calls as we talked about, like, what can we do together? What’s the vision? And literally divisions are so similar in terms of where we’re going that it could have been either of us talking for the other company.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

And I think that there are things that make both of us great that are slightly different maybe in terms of emphasis. I’m not sure it’s a major difference but it’s a slightly different emphasis. I think Livongo does a great job of leaning into the technology and the power of technology to create personalization.

You know, they have been really good at developing, sort on relying on the data to use the product to create those health nudges and that comes from, you know, a bit of a deeper focus on using technology to do that which is not surprising given the Silicon Valley roots, right?

And I think that that’s a great addition to our culture and reminds us to, you know, not rely on always manual intervention or an individual if we can use technology in order to do that in a way that’s more personalized and more efficient for the consumer and on their terms. So, again, I think very similar and just maybe slightly different areas of emphasis that will make both of us better.

Woman:	Great, great and (Malas), there’s one similarity that is (unintelligible) to me and I would say one thing that we can really - that is so complimentary. If I thought we moved fast (unintelligible), they move fast too. That’s one thing that I was consistently struck by as we did the diligence. I do believe that we bring a global mindset. You know, we are a global company today and I think that that is a tremendous opportunity of expansion for Livongo.

Woman:	Great, great - then the next one, Jason. I’m the people person so I have to ask the people question. So I’m just curious for our colleagues and all of our team members sitting out there. Some are just sitting there saying, “Wait a minute, what about me? Should I be nervous? What does this mean?” Thoughts on timing, on work, changes - so what would you say?

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

Jason Gorevic:	Yes, so I’m glad you asked the question because it’s a natural one that is going to be on every body’s minds. As (Malas) said, this is really about growth and unlocking new opportunities. This is not a, you know, cost synergy-oriented merger. There is so much opportunity in front of us and a combination will unlock new opportunities that we haven’t even considered yet. So I think there are going to be new roles, new opportunities, new businesses, that we have to support and create teams around that are going to open up new opportunities for career growth, personal growth, professional growth.

We are going to work diligently like we always do on integration planning and step through a methodical approach to how we do that. That includes communications that will roll out on a regular basis to order to set (unintelligible) for sort of making our way through the evolving integration of the organization, integration of the products, integration of the teams, and integration of the leadership team. And so I think all of those things together you’ll see unfold over the weeks and months to come. And again, I would focus on the opportunity in front of us for -- career development, professional development -- because they will be drastically more together than each individual company separately.

Woman:	Fantastic, yes, I’m looking for that. I think our colleagues will love to have the cross-fertilization across the teams and thinking about the different jobs that are open and the different locations, so I think it’s a huge opportunity as well so that’s great.

(Michelle):	Great thank you - and with that (Chris), I’ll turn it over to you for employee questions that may have come through. .

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

(Chris):	Thanks (Michelle), we’ve been receiving a number of questions from employees, so we’ll jump right into it. As a reminder, if anyone has questions, please send them to communications at (unintelligible).health.com.

The first question - which we’re getting a lot of - and (Michelle), maybe this can come to you first. Folks want to know when will get access to Livongos’ services as employees?

(Michelle):	Excellent, excellent, no I know a lot of interests I’ve heard so far. We’re going to try to work that through. If we can get something going before close on the being about to reverse the products on both sides, we’ll do that like we did with (Intouch). But if not, that will be one of the first things that we do upon close is to make that we got the reciprocal benefits on both sides. I don’t know if I mentioned that to my team yet, but we’ll work that through.

(Chris):	That’s great, that’s great - next question is I think is for Jenny. We’re getting a lot of questions just general information relative to Livongo. One of those is where is Livongo located? How many people do you have?

(Michelle);	That’s a great question. So today Livongo has four US offices. Our headquarters are in Mountain View, California. That’s the heart of Silicon Valley. We have our commercial-facing team and our sales team based out of Chicago. We have an office in Denver which is where our behavioral health hub is stationed and then we have a marquee office in a space out of San Francesco. We have four opened offices today.

(Chris):	That’s great. And Jason, we’re getting questions and this is probably both for Jason and for Jenny. But Jason, maybe you take it first. What kind of reaction are you hearing from clients?

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

Jason Gorevic:	You know, it’s funny. I was saying the other day to one of our investors who they all ask the same thing. Why Livongo and why now, right? And so I go through this long answer which hopefully to you is all clear. What I also said is we never hear that question from any of our clients, right? Our clients see this as super strategic, really valuable to them. And in fact it’s an answer to them for what they’ve been asking for, right? They’ve been asking for a whole person - a whole person solution. And they’ve each asked the respective companies to bring to (unintelligible) each other’s capabilities to be able to take care of their whole population and the whole person on an individual basis. And so they are absolutely thrilled by the opportunity to get all of that from one partner with one integrated experience and not one of them asks, why Livongo and why now? Jenny, how about your clients?

Jenny Schneider:	Yes, I would just underscore that. And just to reemphasize how excited you’re hearing across this team and this panel, but what we’re creating together is it the largest global consumer centric virtual care ecosystem that’s ever existed. And our clients cannot be more excited by that on behalf of our members and our patients moving forward. So clients are very, very excited. And I agree with Jason. I spent time with clients on Friday morning and they get it - they (unintelligible) get it faster than the investors. They see the value. They know this is what they want so very excited about that.

(Chris):	This may have to be our last question, but there’s a lot of interest in the international footprint of Livongo and the international opportunity. You know, Jenny, Jason, how do you see that playing out?

Jason Gorevic:	Jenny, do you want to take that one?

Jenny Schneider:	Today - yes, and you’re going to hear my dog in the background. Sorry (Brad), he is also as excited as I am. I’m really - we’re really excited today. We are just on the brink of starting to think internationally, and this is a real area for us to accelerate. I could not be more excited about the work the teledoc team has done internationally.

TELADOC INTERNAL

Moderator: Amanda Williams

08-10-20/10:00 am CT

Confirmation # 34288

Jason Gorevic:	Yes, I think (Carlos) was one of the most excited team members when he heard that we were adding the Livongo capabilities to the (Telehealth) family and that that would be available to him to take to his clients internationally.

So, I think globally this has the opportunity to create that unmatched virtual care ecosystem that Jenny mentioned unlock the full potential of virtual care for our members, for the healthcare system, for providers, for clients and present tremendous opportunity for our own team members.

So (Chris), I think you said that was our last question. So I just want to say as I always do, thank you for putting us in the situation where we have the privilege and opportunity to join forces with such an amazing company as Livongo is and thank you for all the work that I know you’re going to do in order to make this merger successful and realize the vision and the opportunity in front of us. And thank you in advanced for welcoming the Livongo team members with open arms and joining forces to deliver something that is truly a paradigm shift.

So thanks everybody for coming together. We really appreciate it and have a great rest of your day.

END